Exhibit 99.1

Galmed Pharmaceuticals Announces Pricing of $10 Million Public Offering of Ordinary Shares

TEL AVIV, Israel, Feb. 16, 2021 /PRNewswire/ -- Galmed Pharmaceuticals Ltd. (Nasdaq: GLMD) ("Galmed" or the "Company"), a clinical-stage biopharmaceutical company for liver, metabolic and inflammatory diseases, today announced the pricing of the underwritten public offering of 2,197,803 of its ordinary shares for gross proceeds of approximately $10 million, before deducting the underwriting discounts and commissions and estimated offering expenses payable by Galmed.

The offering is expected to close on or about February 18, 2021, subject to customary closing conditions. In addition, Galmed has granted  the underwriter for the offering, a 30-day option to purchase up to an additional 329,670 of its ordinary shares.

Cantor Fitzgerald & Co. is acting as the sole book-running manager of the offering.

 The underwriter may offer the shares from time to time for sale in one or more transactions on the Nasdaq Capital Market, in the over-the-counter market, through negotiated transactions or otherwise at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices. On February 12, 2021, the last sale price of the shares as reported on the Nasdaq Capital Market was $5.03 per share.

During February 2021, Galmed sold approximately $8.4 million in ordinary shares under its at-the-market equity offering. Galmed intends to use the net proceeds of this offering and that of its at-the-market offering for continued development of its pipeline products, as well as the advancement of new programs, business development activities, and general corporate purposes.

The offering is being made pursuant to a "shelf" registration statement on Form F-3 (File No. 333-223923) previously filed by Galmed with the Securities and Exchange Commission (the "SEC") on March 26, 2018 and declared effective by the SEC on April 2, 2018. The offering is being made only by means of a prospectus, including a prospectus supplement, forming a part of the effective registration statement. A preliminary prospectus supplement describing the terms of the offering and the accompanying prospectus have been filed with the SEC. Before you invest, you should read the registration statement, the preliminary prospectus, the documents that Galmed has filed with the SEC that are incorporated by reference into the registration statement, and the other documents Galmed has filed with the SEC for more complete information about Galmed and the offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, copies of the final prospectus and the accompanying prospectus relating to the offering can be obtained, when available, from Cantor Fitzgerald & Co., Attn: Capital Markets, 499 Park Avenue, 6th floor, New York, NY 10022; Email: prospectus@cantor.com. The final terms of the offering will be disclosed in a final prospectus supplement to be filed with the SEC.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction.

About Galmed Pharmaceuticals Ltd.

Galmed Pharmaceuticals Ltd. is a clinical stage drug development biopharmaceutical company for liver, metabolic and inflammatory diseases. Our lead compound, Aramchol™, a backbone drug candidate for the treatment of NASH and fibrosis is currently in a Phase 3 registrational study. We are also collaborating with the Hebrew University in the development of Amilo-5MER, a 5 amino acid synthetic peptide and plan to initiate a first in human study during the first quarter of 2021.

Forward-Looking Statements

This press release may include forward-looking statements. Forward-looking statements may include, but are not limited to, statements relating to Galmed's objectives, plans and strategies, as well as statements, other than historical facts, that address activities, events or developments that Galmed intends, expects, projects, believes or anticipates will or may occur in the future, including statements relating to the offering, including as to the consummation of the offering described above, the expected proceeds from the offering, the intended use of proceeds and the timing of the closing of the offering. These statements are often characterized by terminology such as "believes," "hopes," "may," "anticipates," "should," "intends," "plans," "will," "expects," "estimates," "projects," "positioned," "strategy" and similar expressions and are based on assumptions and assessments made in light of management's experience and perception of historical trends, current conditions, expected future developments and other factors believed to be appropriate. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such statements. Many factors could cause Galmed's actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to, the following: market and other conditions; the timing and cost of Galmed's pivotal Phase 3 ARMOR trial, or the ARMOR Study or any other pre-clinical or clinical trials; completion and receiving favorable results of the ARMOR Study for Aramchol or any other pre-clinical or clinical trial; the impact of the COVID-19 pandemic; regulatory action with respect to Aramchol or any other product candidate by the FDA or the EMA; the commercial launch and future sales of Aramchol or any other future products or product candidates; Galmed's ability to comply with all applicable post-market regulatory requirements for Aramchol or any other product candidate in the countries in which it seeks to market the product; Galmed's ability to achieve favorable pricing for Aramchol or any other product candidate; Galmed's expectations regarding the commercial market for NASH patients or any other indication; third-party payor reimbursement for Aramchol or any other product candidate; Galmed's estimates regarding anticipated capital requirements and Galmed's needs for additional financing; market adoption of Aramchol or any other product candidate by physicians and patients; the timing, cost or other aspects of the commercial launch of Aramchol or any other product candidate; the development and approval of the use of Aramchol or any other product candidate for additional indications or in combination therapy; and Galmed's expectations regarding licensing, acquisitions and strategic operations. More detailed information about the risks and uncertainties affecting Galmed is contained under the heading "Risk Factors" included in Galmed's most recent Annual Report on Form 20-F filed with the SEC on March 12, 2020, the Preliminary Prospectus filed with the SEC on February 16, 2021, the Report on Form 6-K filed with the SEC on February 16, 2021 and in other filings that Galmed has made and may make with the SEC in the future. The forward-looking statements contained in this press release are made as of the date of this press release and reflect Galmed's current views with respect to future events, and Galmed does not undertake and specifically disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.